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                    August 6, 2020

       James Nathanielsz
       Chief Executive Officer
       Propanc Biopharma, Inc.
       6 Butler Street, Camberwell
       VIC, 3124 Australia

                                                        Re: Propanc Biopharma,
Inc.
                                                            Information
Statement on Schedule 14C
                                                            Filed June 11, 2020
                                                            File No. 000-54878

       Dear Mr. Nathanielsz:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences